SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 3)

                          RESORT INCOME INVESTORS, INC.
                          -----------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
                     ---------------------------------------
                         (Title of Class of Securities)

                                    761165109
                      -------------------------------------
                      (CUSIP Number of Class of Securities)


                                   John Levin
                        c/o Credit Research & Trading LLC
                                One Fawcett Place
                          Greenwich, Connecticut 06830
                                 (203) 629-6456
                        ---------------------------------
            (Name, Address and Telephone Number of Persons Authorized
                     to Receive Notices and Communications)


                                January 15, 1998
                          -----------------------------
                          (Date of Event which Requires
                            Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box: |_|


                         (Continued on following pages)


                               Page 1 of 5 Pages

                                  SCHEDULE 13D

-------------------------------------------

CUSIP NO. 761165109
-------------------------------------------

===============================================================================
 1.       NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Credit Research & Trading LLC
===============================================================================
 2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a)   |X|
                                                                      (b)   |_|
===============================================================================
 3.       SEC USE ONLY
===============================================================================
 4.       SOURCE OF FUNDS
                WC
===============================================================================
 5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)                                    |_|

===============================================================================
 6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                Connecticut
===============================================================================
                         7.       SOLE VOTING POWER

                                       297,180
                         ======================================================
   NUMBER OF SHARES      8.       SHARED VOTING POWER
 BENEFICIALLY OWNED BY
 EACH REPORTING PERSON                 0
         WITH
                         ======================================================
                         9.       SOLE DISPOSITIVE POWER

                                       297,180
                         ======================================================
                         10.      SHARED DISPOSITIVE POWER

                                       0
===============================================================================
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        297,180
===============================================================================
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |_|
===============================================================================
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        7.2%
===============================================================================
14. TYPE OF REPORTING PERSON

        BD
===============================================================================

                               Page 2 of 5 Pages

                                  SCHEDULE 13D

-------------------------------------------

CUSIP NO. 761165109
-------------------------------------------

===============================================================================
 1.  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           John Levin
===============================================================================
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                     (a)   |X|
                                                                     (b)   |_|
===============================================================================
 3.  SEC USE ONLY

===============================================================================
 4.  SOURCE OF FUNDS
           PF
===============================================================================
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                        |_|
===============================================================================
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION
           United States
===============================================================================
                         7.       SOLE VOTING POWER
                                       29,147
                         ======================================================
   NUMBER OF SHARES      8.       SHARED VOTING POWER
 BENEFICIALLY OWNED BY                 0
 EACH REPORTING PERSON
         WITH
                         ======================================================
                         9.       SOLE DISPOSITIVE POWER
                                       29,147
                         ======================================================
                         10.      SHARED DISPOSITIVE POWER
                                       0
===============================================================================
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         29,147
===============================================================================
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  |_|

===============================================================================
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           0.7%
===============================================================================
14. TYPE OF REPORTING PERSON
          IN
===============================================================================


                               Page 3 of 5 Pages

Item 1.  Security and Issuer.

         This Amendment No. 3 ("Amendment") amends the statement on Schedule 13D filed by the Reporting Persons with the Commission on June 2, 1997 as amended by Amendment No. 1 filed by the Reporting Persons with the Commission on July 5, 1997 as further amended by Amendment No. 2 filed by the Reporting Persons with the Commission on January 26, 1998 (collectively, the "Statement") with respect to shares of common stock, par value $0.01 per share (the "Common Stock"), of Resort Income Investors, Inc., a Delaware corporation ("Resort"), which has its principal executive offices at 150 South Wacker Drive, Suite 2900, Chicago, IL 60606. This Amendment supplements and, to the extent inconsistent therewith, amends only the information set forth in Item 3, Item 4 and Item 5 of the Statement.

Item 3.  Source and Amount of Funds or Other Consideration.

         CRT used working capital to acquire shares of Common Stock as follows:

Trade Date  Settlement Date Number of Shares  Cost Per Share  Total Cost
----------  --------------- ----------------  --------------  ----------
11/20/97    11/25/97          3,050           $.20            $  610.00
11/24/97    11/28/97          8,980            .20             1,796.50
12/10/97    12/15/97         13,500            .20             2,700.00
12/18/97    12/23/97         10,000            .20             2,000.00
 1/15/98     1/21/98         14,000            .18             2,520.00
 1/16/98     1/22/98         10,346            .13             1,344.98

         No part of the purchase price in any transaction was represented by funds or other consideration specially borrowed or otherwise specifically obtained for the purpose of acquiring, holding, trading or voting the securities.

Item 4.  Purpose of Transaction.

         CRT acquired the Common Stock of Resort set forth in Item 3 in the over-the-counter market in the ordinary course of business for investment purposes. The Reporting Persons may seek to pursue courses of action which they believe would maximize the value of Resort for the benefit of Resort's shareholders. However, the Reporting Persons reserve the right to change their intentions in the future.

Item 5.  Interest in Securities of the Issuer.

         (a) The number of shares of Common Stock issued and outstanding and the percentage calculations resulting therefrom in this Item 5 are based on information contained in Resort's most recently available filing with the Commission. According to Resort, as of November 14, 1997, there were 4,156,000 shares of Common Stock issued and outstanding.

         (b) As of the date hereof, CRT beneficially owns 297,180 shares (7.2%) of Common Stock and is deemed to have sole power to vote or direct the vote of and to dispose of or direct the disposition of all such 297,180 shares of Common Stock.

                               Page 4 of 5 Pages

         As of the date hereof, John Levin beneficially owns 29,147 shares (0.7%) of Common Stock and is deemed to have sole power to vote or direct the vote of and to dispose of or direct the disposition of all such 29,147 shares of Common Stock.

         As a group, the Reporting Persons beneficially own 326,327 shares (7.9%) of Common Stock. However, each Reporting Person hereby disclaims that it has any beneficial interest in the securities owned by any other entity.

         (c) Except as set forth above, there have been no other transactions involving the Common Stock by the Reporting Persons.

         (d) Except as set forth above, no other person is known to have the right to receive or the power to direct the receipt of dividends for, or the proceeds from the sale of Common Stock.

         (e)      Not applicable.

                                    SIGNATURE

         After reasonable inquiry and to the best knowledge and belief of each Reporting Person, each such person or entity certifies that the information set forth in this Amendment is true, complete and correct and agrees that this Amendment is filed on behalf of each of them.


Dated:  January 26, 1998

                                      CREDIT RESEARCH & TRADING LLC


                                      By:  /s/ J. Christopher Young
                                          -------------------------------------
                                           J. Christopher Young
                                           Managing Director and Partner



                                      By:  /s/ John Levin
                                          -------------------------------------
                                           John Levin